BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23      A Publicly Listed Company        NIRE. 35300010230



                        MEETING OF THE BOARD OF DIRECTORS
                               OF FEBRUARY 21 2005
                               -------------------

         On February 21 2005, at 2:30 p.m., the Board of Directors of BANCO ITAU HOLDING FINANCEIRA S.A. met at its head office, under the chairmanship of Dr. Olavo Egydio Setubal, the legal quorum being present, for the purpose providing their considerations on the Management Report and Accounts for the financial year ending December 31 2004.

         Opening the agenda, the President and CEO Dr. Roberto Egydio Setubal spoke at length with respect to the draft of the Management Report and Accounts for December 31 2004.

         The President then proceeded to submit these documents for analysis, discussion and voting by the members of the Board of Directors and of the Fiscal Council, the latter attending pursuant to paragraph 3 of article 163 of Law 6,404/76.

         First, the members of the Fiscal Council issued their opinion as given below, which will be transcribed in the minutes register:

         "The effective members of the Fiscal Council of BANCO ITAU HOLDING FINANCEIRA S.A., having perused the management report and the financial statements for December 31 2004, have verified the accuracy of all the items examined, understanding them to adequately reflect the company's capital structure, financial position and the activities conducted during the period, recommending that they be approved by the company's Board of Directors Sao Paulo-SP, February 21, 2005. (signed) Gustavo Jorge Laboissiere Loyola, Alberto Sozin Furuguem and Iran Siqueira Lima
         - Councilors."

         Following the analysis, the members of the Board of Directors concluded as to the accuracy of the documents examined, unanimously approving them and authorizing their disclosure to the Stock Exchange, the Brazilian Securities and Exchange Commission (CVM) and the press for legally required publication.

         Finally, the members of the Board of Directors were informed concerning the Summary Report of the Audit Committee, which will be published together with the December 31 2004 financial statements, containing the highlights of its monitoring activities during the second half of 2004, with regard to Internal and Independent External Audit and to Internal Control Systems and Risk Management.

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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 2
Meeting of the Board of Directors of February 21 2005

         With no further matters on the agenda and no other items being raised by members, the meeting was declared concluded. The members of the Board of Directors signed the meeting's minutes, the latter having been drafted, read and approved. Sao Paulo-SP, February 21 2005. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Fernao Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Tereza Cristina Grossi Togni - Directors.



                                            ALFREDO EGYDIO SETUBAL
                                          Investor Relations Officer